MidAmerican Energy Holdings Company

666 Grand Avenue, Suite 500

Des Moines, Iowa 50309

(515) 242-4300

March 24, 2014

VIA ELECTRONIC MAIL AND EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	MidAmerican Energy Holdings Company

Registration Statement on Form S-4 (File No. 333-193339)

Ladies and Gentlemen:

This letter is sent on behalf of MidAmerican Energy Holdings Company (the “Company”) in connection with the above-referenced Registration Statement on Form S-4, as amended by Amendment No. 1, filed on February 18, 2014, Amendment No. 2, filed on February 28, 2014 and Amendment No. 3, filed on March 13, 2014 (as so amended, the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) by the Company pursuant to the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 461 promulgated under the Securities Act, the Company hereby respectfully requests that the effective time of the Registration Statement be accelerated to 4:00 pm, Eastern Time, on March 26, 2014 or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from their full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Douglas L. Anderson
Douglas L. Anderson
Executive Vice President and General Counsel

cc:	J. Alan Bannister, Gibson, Dunn & Crutcher LLP